Exhibit 21.1

EX-21.1 LIST OF THE COMPANY’S ACTIVE SUBSIDIARIES

As of December 31, 2014, the Company had the following active subsidiaries:

Wholly-owned subsidiaries of Comprehensive Care Corporation:	State of Incorporation
Core Corporate Consulting Group, Inc.	Delaware
Comprehensive Care Benefits, Inc.	Nevada
Pharmacy Value Management Solutions, Inc	Nevada